UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TechTeam Global, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

878311 10 9

(CUSIP Number)

COPY TO:

Seth W. Hamot	Jeffrey R. Katz, Esq.
Roark, Rearden & Hamot, LLC	Ropes & Gray LLP
420 Boylston Street	One International Place
Boston, MA 02116	Boston, MA 02110
(617) 595-4400	(617) 951-7072

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 878311 10 9	SCHEDULE 13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seth W. Hamot
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization A United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 873,943[1]
8. Shared Voting Power 0
9. Sole Dispositive Power 873,943[1]
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,943[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%[1]
14.	Type of Reporting Person (See Instructions) IN, HC

1 The Schedule 13D filed on December 16, 2005 inadvertently listed the Filers’ beneficial ownership as 869,943 shares of Common Stock of the Issuer. The Filers’ owned 873,943 shares of the Issuer on December 16, 2005 and continue to own this number of shares on the date hereof.

Page 2 of 8 Pages

CUSIP No. 878311 10 9	SCHEDULE 13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 873,943[1]
8. Shared Voting Power 0
9. Sole Dispositive Power 873,943[1]
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,943[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%[1]
14.	Type of Reporting Person (See Instructions) PN

1 The Schedule 13D filed on December 16, 2005 inadvertently listed the Filers’ beneficial ownership as 869,943 shares of Common Stock of the Issuer. The Filers’ owned 873,943 shares of the Issuer on December 16, 2005 and continue to own this number of shares on the date hereof.

Page 3 of 8 Pages

CUSIP No. 878311 10 9	SCHEDULE 13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 873,943[1]
8. Shared Voting Power 0
9. Sole Dispositive Power 873,943[1]
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,943[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%[1]
14.	Type of Reporting Person (See Instructions) OO – Other

1 The Schedule 13D filed on December 16, 2005 inadvertently listed the Filers’ beneficial ownership as 869,943 shares of Common Stock of the Issuer. The Filers’ owned 873,943 shares of the Issuer on December 16, 2005 and continue to own this number of shares on the date hereof.

Page 4 of 8 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

TechTeam Global, Inc.

This amendment (“Amendment No. 1”) amends the Schedule 13D previously filed on December 16, 2005 by Costa Brava Partnership III L.P., Roark, Rearden & Hamot, LLC, and Seth W. Hamot with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the “Common Stock”), of TechTeam Global, Inc., a Delaware corporation (the “Issuer”). Each of the parties listed in the immediately preceding sentence is referred to individually as a “Filer” and collectively as the “Filers.”

Item 4. Purpose of Transaction.

The Filers believe that the shares of Common Stock of the Issuer are undervalued and they are considering pursuing any and all of the actions enumerated below.

The Filers may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i) having open communications with the Issuer’s management in order to monitor their efforts to increase shareholder value, (ii) purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking a change of control of the Issuer through various means, including without limitation, an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or tender offer, (iv) seeking to amend the Issuer’s charter and by-laws, (v) seeking to elect a slate of directors to the Issuer’s board of directors, (vi) presenting proposals for stockholders’ consideration at an annual or special meeting of the Issuer’s stockholders, (vii) having communications with other stockholders and creditors and (viii) having communications with other participants in the Issuer’s business industry.

In that regard, on December 19, 2005, Seth W. Hamot, on behalf of Costa Brava Partnership III L.P., sent a letter to the Board of Directors of the Issuer. A copy of the letter is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Should the Issuer fail to define a clear strategy to maximize shareholder value, the Filers may consider a means by which some or all of the directors may be removed from the board of directors.

In addition, the Filers believe it is in the interest of all shareholders if either the current board or a new board immediately appoint an independent firm of investment bankers to find ways to maximize shareholder value.

The Filers may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

As of the date of this Amendment No. 1, except as set forth above, none of the Filers has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Although the Filers have made their investment in the Issuer in the ordinary course of business and not for the purpose of changing or influencing the control of the Issuer, the Filers reserve their rights to make such plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5. Interest in Securities of the Issuer.

(a) The Filers are the beneficial owners of 873,943 shares of Common Stock of the Issuer (approximately 8.8% of the shares of Common Stock outstanding as reported in the Issuer’s filing on Form 10-Q on

Page 5 of 8 Pages

November 14, 2005). The Schedule 13D filed on December 16, 2005 inadvertently listed the Filers’ beneficial ownership as 869,943 shares of Common Stock of the Issuer. The Filers’ owned 873,943 shares of Common Stock of the Issuer on December 16, 2005 and continue to own this number of shares on the date hereof.

(c) The Filers have not purchased or sold shares of Common Stock of the Issuer since filing on Schedule 13D on December 16, 2005.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 99.1 – Letter to Board of Directors.

Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 20, 2005

Date

/s/ Seth W. Hamot

Signature

Seth W. Hamot

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit	Description
A	Agreement Regarding the Joint Filing of Schedule 13D.

99.1	Letter to Board of Directors.

Page 8 of 8 Pages

EXHIBIT A

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 20, 2005

COSTA BRAVA PARTNERSHIP III L.P. By: Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot President

Exhibit 99.1

[Costa Brava Partnership III L.P. Letterhead]

Mssrs Cooper, Riley, Derwa, Smith, Somerlott, Coyro, Widgren

c/o Michael Sosin

Secretary

TechTeam Global, Inc.

27335 West Eleven Mile Road

Southfield, MI 48034

[By email, facsimile, and Federal Express]

December 19, 2005

Gentlemen:

Costa Brava Partnership III L.P. (“Costa Brava”) is one of the largest owners of our company, with an 8.8% stake.

On Thursday, December 15 we had a brief telephonic conversation with Mr. Cooper where we requested a meeting, at the location and timing of his preference, to discuss TechTeam’s recent progress in its search for a new CEO and the strategic direction and the market valuation of our company. Mr. Cooper graciously accepted our offer and suggested a meeting on December 19, 2005 at TechTeam’s offices in Southfield, Michigan. You can imagine our surprise when Mr. Cooper abruptly cancelled the meeting, without adequate explanation, less than 45 minutes later. In response, Costa Brava offered to meet Mr. Cooper at his convenience, anywhere, anytime, but Costa Brava was told the next available meeting wouldn’t be until mid-January 2006. Costa Brava subsequently filed a Schedule 13D on December 16, 2005.

We would have preferred to express our opinions in-person to the Board of Directors and its Chairman but this action of Mr. Cooper has made that impossible.

Costa Brava is outraged by recent events at our company. On November 7, 2005, our company announced a search for a new CEO, just five months after the existing CEO’s contract was extended for an additional three years. In a gaffe that can only be described as a public relations nightmare, questions from owners – directed to the Chairman of the Board at the company’s request – were left unanswered with vague reassurances that the CEO’s departure was due to a “long-term succession plan.” We don’t think that you are acting in good faith.

Costa Brava’s understanding of the facts, in combination with Mr. Cooper’s evading actions toward Costa Brava, lead us to believe that Mr. Cooper and each of you are attempting to maliciously deceive Costa Brava and the other owners of our company. It would appear that an unofficial “Board” meeting has been called for Tuesday, December 20, at which time an offer of employment will be discussed for a new CEO. We use the term “Board” meeting lightly, as it also appears that you have made every effort to avoid an official meeting in order to ensure that there will be no minutes of this meeting, with its portentous agenda, and as a result, it will not be recorded by our company’s Secretary. A lack of such a record would be a violation of our company’s By-Laws.

We are both under-whelmed and appalled by your choice of CEO. While we will not besmirch his name here, we will remind you that the future of our company rests with relatively less automotive industry business, not more, and that the creative leadership needed at such a small company as ours is rarely found among individuals who have spent their careers inside Fortune 100 companies, and on the buy side, too. This individual is not the right fit for our company, irrespective of your refusal to consider the strategic alternatives available. The timing suggests Mr. Cooper would prefer to make this decision without the input of owners and has delayed his meeting with Costa Brava until such time that he can present this illegitimate hiring as a “done deal.”

Furthermore, we feel that you have exposed the odious underbelly of the executive recruitment business. If Korn/Ferry was legitimately hired to perform a thorough recruiting effort to attract the highest qualified candidate to lead our company, we are assuaged at least by your commitment to our company and your compliance with your charge as Directors of our company. Conversely, if Korn/Ferry was merely engaged to provide “cover” for the illegitimate high-level employment and remuneration of a previously identified candidate favored by certain members of the Board of Directors, we are repulsed by your unethical behavior. The substantial fees paid the recruitment firm would obviously have been wholly unnecessary. Your choice for a CEO may be your friend, but the expense of this search is our money. Of course, all of these matters could have been discussed today in person, as originally scheduled with Mr. Cooper.

There is a simple definition for behavior such as this – “CRONYISM”, and it will not be tolerated at our company.

Costa Brava is not surprised by your absence of a good faith commitment to enhance the value of our company and seek a legitimate leader. Despite your presence on our Board, you collectively own a diminutive portion of our company. Notwithstanding your non-material economic interest in our company, in your charge as Directors, you each have a legal responsibility to adhere to our company’s By-Laws and govern our company with the highest ethical standards. We believe that you are not conducting yourselves at these customary standards. Despite Costa Brava’s deep concerns about your behavior and Costa Brava’s eagerness to meet with Mr. Cooper to discuss this matter, he has chosen to evade Costa Brava with his cancellation of the scheduled meeting.

Each of you, as Directors of our company, must be warned that Costa Brava will hold you individually and legally accountable for any actions that breach your charged duty of care and loyalty to our company. Furthermore, in the event of any breaches by you of your duties of loyalty or care to our company, Costa Brava will not only commence legal action against you, but will also seek to ensure that you do not receive any indemnification (financial or otherwise) from our company.

In regard to the present valuation of TechTeam, Costa Brava believes that our company is meaningfully undervalued, relative to its peers and comparable transactions in the sector. If Costa Brava had met today with Mr. Cooper (as originally scheduled), we would have indicated to Mr. Cooper our large investment in Telos Corporation (sym: TLSRP). Telos is another provider of IT services to the federal government, and we have been actively indicating to Telos’ Directors the valuations of peers and the pricing of M&A transactions in the marketplace. In Costa Brava’s opinion, TechTeam’s Government Technology Services, with yearly annualized revenues of $58 million dollars should be worth at least $45 million. The other business divisions encompassing IT helpdesk and systems integration have annualized revenues of $109 million. As TechTeam’s entire enterprise value is approximately $70 million today, it is obvious that our company is substantially undervalued compared to its peers. There has been no effort by you to unlock that value.

Finally, we encourage you to read Costa Brava’s 13D filings in regard to Telos. These pages print a grim legal future for Directors who breach their duties of loyalty and care to the corporation to which they are charged to govern. Furthermore, there are plenty of additional examples in recent U.S. corporate history of the demise of Directors who breach their charge.

We strongly urge you to postpone your unofficial Board meeting on Tuesday, December 20, and schedule a time this week to discuss these matters more fully with Costa Brava. As we are sure that you have heard from other concerned owners (at bod@techteam.com), we can arrange for several of our company’s largest owners to be available in person for this meeting or telephonically. We look forward to your call.

Sincerely,

/s/    Seth Hamot

Seth Hamot

For Costa Brava Partnership III L.P.

cc: Paul C. Reilly

Chairman and Chief Executive Officer

Korn/Ferry International